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                                                                  Exhibit (a)(5)

                                     $2,800

                           PRICE INCREASE TO PURCHASE

                                    UNITS OF

                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP

                                       BY

                          QUADRANGLE ASSOCIATES II LLC



         HIGHEST OFFER TO DATE! Quadrangle Associates II LLC has increased its offer to purchase Units in Winthrop California Investors Limited Partnership to $2,800 per Unit. This price is $100 more than the Sutter/Jamboree Acquisition Fund, LLC offer and is the highest available offer for your Units.

         o The increased Offer is being made on the same terms and conditions as the original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

         o If you already tendered to Quadrangle Associates II LLC and have not withdrawn your tender you will automatically receive the benefit of the increased $2,800 Offer. NO FURTHER ACTION IS NECESSARY.

         o In the event that you receive any future offers, including offers from Sutter/Jamboree, please contact us at (888) 448-5554 before signing any documentation, as Quadrangle Associates II LLC may have again increased its Offer.

         If you elect to tender your Units, mail or facsimile a duly completed and executed copy of the green Letter of Transmittal, a copy of which is enclosed, and any documents required by the Letter of Transmittal to us using the enclosed pre-addressed, postage-paid envelope at:

                  Attention:  Special Projects Department
                              5 Cambridge Center
                              9th Floor
                              Cambridge, Massachusetts  04142
                              Facsimile No. (617) 234-3310

                              For information call 1-888-448-5554


January 18, 2000                                  Quadrangle Associates II LLC